**STATEMENT OF INVESTMENTS**
**Dreyfus Growth Opportunity Fund, Inc.**
**May 31, 2006 (Unaudited)**

| Common Stocks--98.1% | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary--15.5%** | | |
| Advance Auto Parts | 62,450 | 2,380,594 |
| Coach | 71,500 a | 2,079,220 |
| H & R Block | 67,300 | 1,531,075 |
| Harrah's Entertainment | 19,400 | 1,475,176 |
| Home Depot | 85,000 | 3,240,200 |
| JC Penney | 37,510 | 2,279,108 |
| Marriott International, Cl. A | 20,700 | 1,497,231 |
| News, Cl. A | 112,100 | 2,137,747 |
| Omnicom Group | 20,600 | 1,959,266 |
| Polo Ralph Lauren | 32,400 | 1,830,600 |
| Staples | 97,200 | 2,283,228 |
| Starbucks | 42,400 a | 1,511,560 |
| Station Casinos | 20,400 | 1,489,200 |
| Target | 67,100 | 3,282,532 |
| Time Warner | 77,300 | 1,330,333 |
| Viacom, Cl. B | 60,450 a | 2,281,987 |
| | | 32,589,057 |
| **Consumer Staples--9.9%** | | |
| Altria Group | 65,000 | 4,702,750 |
| Cadbury Schweppes, ADR | 67,700 | 2,609,158 |
| Colgate-Palmolive | 49,800 | 3,004,932 |
| CVS | 87,600 | 2,444,040 |
| Dean Foods | 52,700 a | 1,881,390 |
| PepsiCo | 100,500 | 6,076,230 |
| | | 20,718,500 |
| **Energy--5.1%** | | |
| Diamond Offshore Drilling | 19,900 | 1,706,226 |
| Grant Prideco | 23,800 a | 1,143,352 |
| Halliburton | 19,900 | 1,484,341 |
| Marathon Oil | 33,500 | 2,514,175 |
| Todco, Cl. A | 25,500 | 1,126,335 |
| Valero Energy | 17,500 | 1,073,625 |
| Weatherford International | 30,100 a | 1,566,404 |
| | | 10,614,458 |
| **Financial--8.6%** | | |
| Annaly Mortgage Management | 71,700 | 932,100 |
| AON | 36,700 | 1,308,355 |
| Capital One Financial | 15,800 | 1,307,766 |
| CapitalSource | 54,223 | 1,274,241 |
| Countrywide Financial | 26,400 | 1,010,592 |
| E*Trade Financial | 77,300 a | 1,876,071 |
| Golden West Financial | 6,000 | 438,600 |
| Janus Capital Group | 56,800 | 1,022,968 |
| JPMorgan Chase & Co. | 48,200 | 2,055,248 |
| Merrill Lynch & Co. | 28,400 | 2,056,444 |
| PNC Financial Services Group | 15,900 | 1,095,669 |
| Prudential Financial | 16,800 | 1,279,320 |
| UnumProvident | 56,000 | 1,005,760 |
| Wachovia | 25,500 | 1,364,250 |
| | | 18,027,384 |
| **Health Care--18.4%** | | |
| Abbott Laboratories | 84,700 | 3,616,690 |
| Advanced Medical Optics | 35,500 a | 1,608,860 |
| Aetna | 35,900 | 1,380,714 |
| Alcon | 9,500 | 1,026,760 |
| Amgen | 52,800 a | 3,568,752 |
| Celgene | 25,400 a | 1,052,830 |
| Cephalon | 17,500 a | 1,045,100 |
| Cerner | 56,400 a | 2,142,072 |
| Covance | 29,200 a | 1,724,844 |
| Cytyc | 37,800 a | 993,384 |
| DaVita | 40,000 a | 2,118,400 |
| Fisher Scientific International | 14,800 a | 1,098,900 |
| Genzyme | 21,000 a | 1,249,500 |
| Invitrogen | 20,700 a | 1,319,418 |
| Medco Health Solutions | 44,500 a | 2,398,550 |
| Novartis, ADR | 40,000 | 2,219,200 |
| Sanofi-Aventis, ADR | 23,800 | 1,125,026 |
| Schering-Plough | 207,400 | 3,953,044 |
| Thermo Electron | 36,500 a | 1,341,010 |
| Wyeth | 48,100 | 2,200,094 |
| Zimmer Holdings | 23,500 a | 1,422,925 |
| | | 38,606,073 |

| | | |
|---|---|---|
| **Industrial--15.1%** | | |
| 3M | 32,600 | 2,727,316 |
| American Standard Cos. | 27,800 | 1,181,222 |
| Danaher | 21,000 | 1,346,310 |
| Emerson Electric | 26,800 | 2,211,536 |
| Empresa Brasileira de Aeronautica, ADR | 37,500 | 1,254,375 |
| General Electric | 321,000 | 10,997,460 |
| Honeywell International | 53,200 | 2,190,776 |
| Norfolk Southern | 52,600 | 2,775,176 |
| Textron | 12,400 | 1,127,532 |
| Tyco International | 39,500 | 1,070,845 |
| United Technologies | 46,000 | 2,875,920 |
| US Airways Group | 40,500 a | 1,891,350 |
| | | **31,649,818** |
| **Information Technology--23.2%** | | |
| Autodesk | 57,100 a | 2,077,869 |
| Broadcom, Cl. A | 58,200 a | 1,967,742 |
| Cisco Systems | 330,700 a | 6,508,176 |
| Citrix Systems | 29,600 a | 1,112,368 |
| Cognizant Technology Solutions, Cl. A | 27,000 a | 1,593,000 |
| Corning | 134,900 a | 3,271,325 |
| Google, Cl. A | 5,600 a | 2,082,192 |
| International Business Machines | 54,500 | 4,354,550 |
| Marvell Technology Group | 38,800 a | 1,849,596 |
| Microchip Technology | 64,500 | 2,212,350 |
| Microsoft | 373,900 | 8,468,835 |
| Network Appliance | 46,700 a | 1,494,400 |
| Qualcomm | 94,900 | 4,290,429 |
| SAP, ADR | 21,300 | 1,121,019 |
| Sun Microsystems | 208,900 a | 973,474 |
| Texas Instruments | 106,700 | 3,332,241 |
| Yahoo! | 61,800 a | 1,952,262 |
| | | **48,661,828** |
| **Materials--2.3%** | | |
| BHP Billiton, ADR | 26,200 | 1,133,936 |
| Freeport-McMoRan Copper & Gold, Cl. B | 22,500 | 1,259,775 |
| Praxair | 23,500 | 1,238,450 |
| Rio Tinto, ADR | 5,500 | 1,221,000 |
| | | **4,853,161** |
| **Total Common Stocks** | | |
| (cost $192,570,824) | | **205,720,279** |

**Other Investment--3.2%**

**Registered Investment Company;**

Dreyfus Institutional Preferred Plus Money Market Fund

| | | |
|---|---|---|
| (cost $6,747,000) | 6,747,000 b | **6,747,000** |
| | | |
| **Total Investments** (cost $199,317,824) | **101.3%** | **212,467,279** |
| **Liabilities, Less Cash and Receivables** | **(1.3%)** | **(2,712,437)** |
| **Net Assets** | **100.0%** | **209,754,842** |

ADR - American Depository Receipts.

a    Non-income producing security.

b    Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.